

Mail Stop 3561

July 30, 2008

Mr. Yuan Tian
Chief Executive Officer
China Forestry, Inc.
Room 517, No. 18 Building
Nangangizhoing District, Hi-Tech Development Zone
Harbin, People's Republic of China

Re: China Forestry, Inc.
         Form 10-KSB for the Fiscal Year Ended December 31, 2007
         Filed May 15, 2008
         Form 10-Q for the Fiscal Quarter Ended March 31, 2008
         Filed May 15, 2008
         File No. 000-25765

Dear Mr. Tian:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Note 1 – Organization and Business Background, page 24

Timberland, page 25

1. We note on page 15 that you do not possess a wood-cutting quota from the Bureau of Forestry. In light of your inability to log your timberlands, tell us why you believe the amounts capitalized as timberlands are recoverable. In this regard, tell us how you considered SFAS 144 in determining whether your timberlands are impaired.

2. Please expand your discussion to include your accounting policies regarding carrying and reforestation costs, such as interest, taxes, site preparation, planting, fertilization, herbicide application and thinning. Indicate also how amortization expense will be impacted by these costs.

3. We note that your interests in the timberlands are from a right to use granted by the government of the People's Republic of China. Please tell us if you have a future responsibility to return the timberlands to particular environmental conditions at the end of your right to use. If so, please tell us how you have considered SFAS 143 and FIN 47 with respect to these obligations.

Note 3 – Timberlands, page 26

4. We note that the Ping Yang He Forestry Center was contributed to you by a shareholder, and therefore you have recorded the asset at zero cost. Please clarify to us what consideration you gave to recording the fair value of the forestlands as an asset with the corresponding credit as a capital contribution. Please tell us how you have considered SAB Topics 5G and 5T with respect to this issue.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 4(A) – Controls and Procedures, page 11

5. We note your disclosure that your disclosure controls and procedures are, to the best of your knowledge, not yet effective. Please revise your disclosure to state that your disclosure controls and procedures are not effective.

Item 4(A)T – Internal Control Over Financial Reporting, page 11

6. We note your disclosure that your management has concluded that your internal
    control over financial reporting was not yet effective. Please revise your disclosure
    to state that your internal control over financial reporting was not effective.

Certifications of Principal Executive Officer and Principal Financial Officer, Exhibit 31

7. Since your Form 10-KSB required a report by management on the effectiveness of
    your internal control over financial reporting, please revise your certifications filed
    as Exhibit 31 to include the portion of the introductory language in paragraph 4 as
    well as the language in paragraph 4(b) of the certification required by Exchange
    Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers'
    responsibility for designing, establishing and maintaining internal control over
    financial reporting for the company. Refer to Item 601(b)(31) of Regulation S-B
    for additional guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne, Accounting Branch Chief, at (202) 551-3688 or me at (202) 551-3871 if you have any questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Harold H. Martin, Esq.
        Via facsimile: (704) 895-1528